ACNielsen Corporation
                               177 Broad Street
                         Stamford, Connecticut  06901
                                (203) 961-3000



                                    April 5, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Att: Document Control - EDGAR

(1)  Re:  ACNielsen Corporation
          Form S-8 Registration Statement
          BBI Marketing Services, Inc.
          Key Employees' Stock Option Plan
          Reg. No. 333-58885

(2)  Re:  ACNielsen Corporation
          Form S-8 Registration Statement
          Deferred Compensation Plan
          Reg. No. 333-31152

(3)  Re:  ACNielsen Corporation
          Form S-8 Registration Statement
          Key Employees' Stock Incentive Plan
          Non-Employee Directors' Stock Incentive Plan
          Non-Employee Directors' Deferred Compensation Plan Replacement Plan For Certain Employees Holding
          Dun & Bradstreet Corporation Equity Based Awards
          Reg. No. 333-14753

(4)  Re:  ACNielsen Corporation
          Form S-8 Registration Statement
          Savings Plan
          Reg. No. 333-14085

Ladies and Gentlemen:

          Pursuant to the Merger Agreement between Artist Acquisition, Inc., VNU N.V. and ACNielsen Corporation that became effective on February 16, 2001, ACNielsen Corporation is now a wholly owned subsidiary of VNU N.V. The material terms of the Merger Agreement set forth in Section 10 of the Offer to Purchase resulted in each share of Common Stock being exchanged for $36.75.

          Accordingly, pursuant to Rule 477 under the Securities Act of 1933, ACNielsen Corporation hereby applies for the withdrawal of the above-captioned Registration Statements.

                                  Very truly yours,

                                  ACNielsen Corporation

                                  By:  /s/  Ellenore O'Hanrahan
                                     --------------------------------
                                            Ellenore O'Hanrahan

                                  Title: Deputy General Counsel and Secretary




































                                      -2-